COMMENTS RECEIVED ON 08/31/2023

FROM DANIEL GREENSPAN

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund

Fidelity Series Blue Chip Growth Fund

POST-EFFECTIVE AMENDMENT NO. 152

1.

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

C:

Please confirm supplementally that the board for the two funds have approved the change in diversification status and the shareholders have as well.

R:

As disclosed in the proxy statement, the Board reviewed and approved the proposal for each fund prior to its submission to shareholders. Each fund’s annual report will include required information about the results of the fund’s shareholder meeting and will reflect that its shareholders approved the proposal.